

Mail Stop 3720

January 30, 2009

Via U.S. Mail and Fax (908) 953-0797
John X. Adiletta
Chief Financial Officer
Somerset International Group, Inc.
90 Washington Valley Road
Bedminster, NJ 07921

>   **RE: Somerset International Group, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>
>   **Form 10-Q for the quarters ended March 31, June 30, and September 30,**
>   **2008**
>   **File No. 000-10854**

Dear Mr. Adiletta:

    We have reviewed your supplemental response letter dated November 14, 2008 as well as your filing and have the following comments. As noted in our comment letter dated November 4, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on Form 10-K for the year ended December 31, 2007

Item 1. Description of Business

(b) Nature of Business, page 1

1. In future filings, describe in more detail the nature of your products and services. For example consider including the type of information provided in your response to our comments concerning revenue recognition.

Note 2 – Significant Accounting Policies

K. Revenue Recognition, page F-10

2. We refer to your response to prior comment 1. Based on the guidance in paragraph 2 of EITF 00-21, the sale of equipment and your installation services should be evaluated as deliverables in a single arrangement since the pricing is established at the same time. Tell us how you evaluated the criteria in paragraph 9 of EITF 00-21 in determining whether each of these deliverables is a separate unit of accounting. Also discuss how you allocated the total consideration under this arrangement to the units of accounting, using the guidance in paragraphs 11 through 16.

3. In your response, separately discuss the nature of the equipment sold and the installation services provided for fire detection products and security systems. Also describe in more detail the nature of the installation and programming services you perform and the installation performed by electrical or general contractors. Identity which functions are proprietary to Somerset and which functions may be performed by any fire alarm or security products distributor or contractor.

4. In future filings, disclose in the notes to the financial statements the nature and significant terms of your arrangements as required by paragraph 18 of EITF 00-21.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director